UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):    ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For the Period Ended: March 31, 2017

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

TITAN COMPUTER SERVICES, INC.
Full Name of Registrant

Former Name if Applicable

720 Monroe Street, Suite E210
Address of Principal Executive Office (Street and Number)

Hoboken, NJ 07030
City, State and Zip Code

PART II - RULES 12b-25 (b) and (c)

If the subject report could not be filed without reasonable effort or expense and the Company seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)
The subject annual report or semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

TITAN COMPUTER SERVICES, INC. (the "Company") was waiting for third party documentation in order to prepare a complete and accurate Form 10-Q. The Company was unable to receive this data in a timely manner without unreasonable effort and expenses. For the foregoing reason, the Company requires additional time in order to prepare and file its annual report on Form 10-Q for the period ended March 31, 2017.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Abraham Rosenblum	(631) 974-7646	President
(Name)	(Telephone Number)	(Title)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company act of 1940 during the preceding 12 months or for such shorter period that the Company was required to file such report(s) been filed? If the answer is no, identify report(s).     ☒ Yes   ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof     ☒Yes    ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects its revenues for the first quarter of 2017 to increase by $15,000 as compared to the corresponding quarter in 2016 and a net loss for the quarter in 2017 to be approximately $75,000 as compared to a net loss of approximately $34,000 for same quarter in 2016.

TITAN COMPUTER SERVICES, INC.
 (Name of Registrant as Specified in Charter)

In accordance with the requirements of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 16, 2017	By:	/s/ Abraham Rosenblum
Abraham Rosenblum
President